Investment Managers Series Trust II
235 W. Galena Street
Milwaukee, Wisconsin  53212

April 25, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust II (File No. 333-191475 and 811-22894) on behalf of WV Concentrated Equities Fund
Request for Acceleration

Dear Ms. Dubey:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 119 under the Securities Act and Amendment No. 122 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on April 25, 2017 be accelerated to April 28, 2017.

Very truly yours,

By:	/s/ Terrance Gallagher
Terrance Gallagher
President
Investment Managers Series Trust II

IMST Distributors, LLC
Three Canal Plaza, Suite 100 | Portland, ME 04101

April 25, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust II (File No. 333-191475 and 811-22894) on behalf of WV Concentrated Equities Fund
Request for Acceleration

Dear Ms. Dubey:

As a principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 119 under the Securities Act and Post-Effective Amendment No. 122 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on April 25, 2017 be accelerated to April 28, 2017.

Very truly yours,

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice President
IMST Distributors, LLC